Exhibit 1.28

Notice to U.S. Investors

The proposed transaction relates to the securities of CaixaBank, S.A. and Bankia, S.A., both companies incorporated in Spain. Information distributed in connection with the proposed transaction and the related shareholder vote is subject to Spanish disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Spanish accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed transaction, since the companies are located in Spain and some or all of their officers and directors are residents of Spain. You may not be able to sue the companies or their officers or directors in a Spanish court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares otherwise than under the proposed transaction, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

The ordinary shares of CaixaBank, S.A. have not been and are not intended to be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States of America except pursuant to an applicable exemption from the registration requirements of such Act.

CRITERIA CAIXA, S.A.U., a company wholly owned by Fundación Bancaria Caixa d’Estalvis y Pensions de Barcelona “la Caixa” (hereinafter, the “la Caixa” Banking Foundation), and which has control over CaixaBank, S.A. (hereinafter, the CaixaBank), with a current shareholding of 56.8%

INFORMS AS FOLLOWS

I.	Criteria Caixa, S.A.U (hereinafter, CriteriaCaixa), raised its interest to know from the European Central Bank (hereinafter, the ECB) under which conditions it might lose control of CaixaBank in a way that such loss of control would lead to the deconsolidation of CaixaBank from CriteriaCaixa for prudential purposes. In response to CriteriaCaixa, the ECB has communicated the conditions under which it would consider CriteriaCaixa to have lost control of CaixaBank for prudential purposes.

II.	For CriteriaCaixa, the relevant conditions set by the ECB that the market has to take into account, are as follows:

1.	The voting and dividend rights of CriteriaCaixa in CaixaBank must not exceed 40% of all voting and dividend rights. The reduction must allow new investors or new funds to enter the shareholding structure of CaixaBank, without factoring in the asset swap agreement executed with CaixaBank, which was reported to the market on 3 December 2015.

2.	The proprietary directors of CriteriaCaixa at CaixaBank must not exceed 40% of all directors. This same structure must be respected on the relevant Board committees. Any board member proposed by a shareholder that has an agreement with CriteriaCaixa will be considered a proprietary director of CriteriaCaixa for these purposes. Accordingly board members proposed by the savings banks (now foundations) formerly comprising Banca Cívica (which was absorbed by CaixaBank) will be considered as proprietary directors of CriteriaCaixa.

3.	In relation to appointments of directors elected by the Board itself (co-opted), the proprietary directors of CriteriaCaixa shall only vote for the directors proposed by CriteriaCaixa and shall abstain in all other cases. With regards to appointments of directors by shareholders at the General Meeting, CriteriaCaixa shall not object to the appointments proposed by the Board.

4.	A lead director must be appointed from among the independent directors of CaixaBank with extensive powers, including relations with shareholders in corporate governance matters.

5.	CaixaBank may not grant CriteriaCaixa and/or the “la Caixa” Banking Foundation financing that exceeds 5% of the eligible capital at the sub- consolidated level of the CaixaBank Group in the 12 months following the deconsolidation, and the financing must be zero as of that date. In addition, indirect financing may not be provided by distributing debt instruments among CaixaBank's customers.

III.	In the event of fulfilling the conditions set by the ECB, then the ECB will evaluate the situation of loss of control of CaixaBank. If the ECB would confirm that control over CaixaBank has been lost and in the absence of other controlling stakes in other banks, CriteriaCaixa would cease to be a mixed financial holding company for the purposes of Regulation (EU) No 575/2013, and consequently, CriteriaCaixa consolidated group would no longer be required to comply with the capital requirements set out in said regulation.

IV.	In view of the aforementioned conditions, and taking into account also the disincentive measures for maintaining control contained in Spanish Law 26/2013 governing savings banks and banking foundations, as well as the likelihood of the European Banking Resolution Authorities to define the scope of resolution at CriteriaCaixa Group level, with point of entry at that entity, which would effectively commit all of the Foundation’s net worth to one single investment (CaixaBank), the Board of Trustees of the “la Caixa” Banking Foundation and CriteriaCaixa’s Board of Directors have agreed to place on record their intent to comply, before the end of 2017, with the aforementioned conditions such that the prudential deconsolidation of CriteriaCaixa with respect to the CaixaBank Group may proceed.

V.	Is the understanding of CriteriaCaixa that under International Financial Reporting Standards (IFRS 10 – Consolidated Financial Statements) the fulfilment of the above mentioned conditions (for prudential deconsolidation) could imply the accounting deconsolidation

Barcelona, 26 May, 2016